SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 7, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces that s&p maalot has reaffirmed the company's ilA+ credit rating and the company's stable rating outlook

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS REAFFIRMED THE COMPANY'S ilA+ CREDIT
RATING AND THE COMPANY'S STABLE RATING OUTLOOK

ROSH HA'AYIN, Israel, August 7, 2022 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator reports today that Standard & Poor’s Global Ratings Maalot Ltd. (“Maalot”), has published a rating report regarding the Company. In its report, Maalot reaffirmed the Company’s 'ilA+' credit rating and the Company's "stable" rating outlook. In addition, Maalot reaffirmed the 'ilA+' rating of the Company's series of debentures.

For further information see S&P Maalot's full Report dated August 7, 2022 on:

https://maya.tase.co.il/reports/details/1468809/2/0  or its informal English translation attached to the immediate report on Form 6-K to be furnished to the Securities and Exchange Commission.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

Partner Communications Company Ltd.

August 7, 2022

Primary Credit Analyst:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Secondary Contact:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 7, 2022, the Hebrew version shall apply.

1	August 7, 2022	Rating Affirmation

Partner Communications Company Ltd.

2	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Partner Communications Company Ltd.

Issuer Credit Affirmed	ilA+/Stable

Overview

Key Strengths	Key Risks
• Maintaining a leading competitive position in the Israeli communications market. • Diversified mix of operations in the various communication segments. • Access to a variety of funding sources.	• Exposure to regulatory changes. • High competition in the areas of activity.

Partner Communications Company Ltd. ("Partner" or "the Company”)’s revenues increased by about 5.5% in 2021 to about NIS 3.36 million, after a 1.4% decrease in 2020. Most of the increase in revenues was due to new subscribers to the Company's fiber optic internet service and to an increase in mobile device sales as a result of the reopening of retail outlets post the covid-19 pandemic. The increase in the number of the Company's mobile subscribers also contributed to the increase in revenues, but intense competition in the sector largely offset this increase. The increase in the Company's expenses was smaller than this increase in revenues, after the Company’s cost-cutting measures in 2020 to reduce the effects of the covid-19 pandemic. As a result, the Company's adjusted EBITDA grew to about NIS 795 million in 2021 compared to about NIS 679 million in 2020. We estimate that in 2022 the Company's revenues and profitability will grow moderately, mainly due to an increase in the number of fiber optic internet subscribers. Although we also expect an increase in mobile segment revenues, we believe competition in this segment will remain fierce and exert negative pressure on prices.

While the Company's operating cash flow remained similar compared to last year, adjusted free cash flow decreased to about NIS 40 million in 2021 from about NIS 151 million in 2020. This decrease was due to a sharp increase in capital expenditure (capex) for the deployment of the Company's fiber optic infrastructure. We estimate that the Company's free cash flow will remain low in 2022, although slightly higher in light of the improvement in the Company's results as a result of the continued accelerated deployment of its fiber optic infrastructure. However, Partner is expected to complete most of its investments in the fiber optic infrastructure this year, and we expect its free cash flow to increase in 2023, assuming it does not enter into new capital-intensive projects.

3	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Outlook

Partner’s stable outlook reflects our assessment that in the next 12 months the Company will present coverage ratios commensurate with the current rating, i.e. an adjusted debt to EBITDA ratio of 3.0x- 3.5x, despite expected decrease in cash flows due to continued high capital expenditures, especially in fiberoptics, and the challenging competitive environment in the communications market. The stable outlook also reflects our assessment that The Company’s adjusted EBITDA margin will be above 20% and that its revenue base from fiber optic internet subscribers will continue growing and preserve its competitive position. We expect Partner to present an improvement in its free cash flow and maintain a strong liquidity profile.

Downside Scenario

We may downgrade the Company if its adjusted debt to EBITDA ratio exceeds 4x or if its EBITDA margin is materially lower than 20% over time, or if its liquidity profile significantly deteriorates. We may also consider a downgrade if the Company’s free operating cash flow is materially lower than our base case assumptions as a result of high capex, or if its business risk profile weakens, due, for example, to a recession which includes high unemployment rates and high company default rates, or to intense competition in the communications market. Aggressive dividend distributions may also exert negative pressure on the rating.

Upside Scenario

We may consider an upgrade if Partner presents materially better operating performance than we assumed in our base case scenario, to be reflected in adjusted debt to EBITDA consistently below 3x, adjusted free cash flow to debt consistently above 20% and an EBITDA margin materially above 25%, alongside continued revenue growth in the fiber optic internet segment, which would compensate for lower revenues in the TV segment and relative stagnation in mobile services.

Base Case Scenario

Key Assumption
•	1%-3% revenue growth in 2022 and 2023.

•	A moderate increase in revenues from the cellular services segment following a recovery in roaming revenues and a slight increase in 5G subscribers at a higher rate.

•	Growth in internet segment revenues based on growth in subscribers and wider fiber optic network.

•	Reported investments of NIS 750 million - NIS 800 million in 2022, mainly for the deployment of fiber optic network, and lower investments in the following years.

•	No dividend distribution in 2022.

4	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Key Metrics
Financial Metric	2021A	2022E	2023E
EBITDA margin	23.6%	24%-26%	24%-26%
Debt/EBITDA	2.5x	2.0x-2.5x	2.0x-2.5x
FFO/debt	35.5%	40%-45%	42%-47%

A - actual. E – Estimate. FFO – funds from operations.

Base Case Projections

1%-3% revenue growth in 2022 and 2023

We estimate that despite the fierce competition in the communications market, the Company’s revenues will grow by 1%-3%. This growth is expected due to an increase in the number of subscribers to the Company’s fiber optic internet infrastructure, which is more profitable than the copper infrastructure leased from Bezeq, an increase in the number of mobile phone subscribers as a result of population growth and assuming churn rates remain stable. We also expect a slight increase in the number of 5G subscribers who are charged higher rates. Under our base case scenario, we believe mobile price levels will stable, at least in the short term.

Completion of the main part of the investment program in 2022 and an increase in free cash flow in 2023

We anticipate that by the end of 2022, Partner will have completed most of its investments in the deployment of its independent fiber optic network, and therefore the Company's free flow is expected to increase by about NIS 150 million. However, the cash flow that will be freed up or part of it may be directed to new projects that will maintain the Company's competitive position in the market as one of the four largest communication companies, or to dividend distribution.

Company Description

Partner Communications Company Ltd. is one of the four largest communication companies in Israel. The Company operates in two major segments: cellular communication and fixed-line communication. The mobile communication segment generates most of the Company’s revenues, and includes all services provided on the cellular network: airtime, roaming, content services and sale and leasing of related equipment. The fixed-line communication segment includes providing internet services, business client communication services, Partner TV, international communication and network end solutions. This segment also includes the sale of international communication routers and phones. In the internet services segment, the Company began the deployment and marketing of an independent fiber optic network in the second half of 2017. In April 2022, control of the Company (about 27% of its shares) was acquired by Amphissa Holdings, a limited partnership whose general partners are the Israel Litherage & Supply Coo. Ltd. (held equally by Mr. Shlomo Rodev and by Mr. Roni Gat and his family), and since June 2022, Zela Holdings Ltd., a company wholly owned by Partner CEO, Mr. Avi Gabbai. The limited partners are institutional investors, M. Arkin Ltd. and Zela Investments Ltd. controlled by Mr. Avi Gabai. The remaining shares are held by institutional investors and the public.

5	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Business Risk

Partner's business risk profile is underpinned by its long-lasting leading position as one of the four largest communications companies in Israel with diverse activities in the mobile, TV and internet segments. On the other hand, the communications market and all its segments are under increased regulation. The opening of the market to new competitors in recent years has led to intense and ongoing competition and instability, that still characterize the communications market. As a result, churn rates increased the mobile segment and are pressuring prices offered to customers. Mobile prices began to stabilize in the past year, among other things following the acquisition of Golan Telecom by Cellcom Israel Ltd. and the ownership change in Xphone 018 Ltd. It should be noted that Partner has been posting a consistent decrease in mobile phone churn rates for several years, from about 35% in 2018 to about 28% in 2021, and a further decrease Q1/2022, excluding limited period subscribers following an agreement with the Ministry of Education. Although the number of the Company's mobile subscribers continues to grow, its ARPU has not yet returned to its pre-pandemic level, as a result of a significant loss of revenue from roaming services. We estimate that despite the growth in outbound and inbound tourism and therefore in revenues from roaming services, it will take time for the ARPU to return to its pre-pandemic level.

In the fixed line segment, revenue growth continued due to the Company's growth in the internet segment. The effect of this increase was mitigated by a decrease in the number of TV subscribers due to increasing competition as a result of new competitors such as Disney+ in June 2022 and FREETV which is expected to start operating in Q4/2022. In Q1/2022, the Company posted about 2.5% revenue growth compared to the corresponding quarter last year. At the same time, its adjusted EBITDA increased by about 14%, mainly due to an increase in the number of internet subscribers (fiber optics and infrastructure), higher revenues from roaming services and a slight decrease in operating expenses.

Looking forward, we estimate that the Company will post 1%-3% revenue growth annually in 2022 and 2023, mainly as a result of an increase in the number of subscribers to the Company's fiber optic infrastructure, but also as a result of a gradual but slow transition to 5G cellular services, which are sold at a higher price.

The Company’s EBITDA margin improved in 2021 to 23.6% from 22.6% in 2019, before the pandemic. Although the EBITDA margin exceeds 20%, it is lower than the communications industry average. We expect this margin to increase moderately in the next two years and remain commensurate with the current rating, as the number of subscribers to the Company's fiber optic service increases and tourism volumes rebound to their pre-pandemic level and support revenues from roaming services.

6	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Financial Risk

In 2021, the Company posted adjusted debt-to-EBITDA of 2.5x, compared with 2.7x in 2020, as a result of 17% growth in adjusted EBITDA, mainly due to the increase in the number of the Company's internet subscribers. In our base case scenario we estimate that in 2022 the Company’s leverage may improve, as reflected, among other things, in adjusted debt to EBITDA of 2.0x-2.5x.

While the Company's operating cash flow remained similar to last year’s, adjusted free cash flow decreased to about NIS 40 million in 2021 from about NIS 151 million in 2020 as a result of the acceleration of the Company’s investment plan. In our base case scenario we assume an improvement in free cash flow in 2022 as a result of the completion of the main phase of the fiber optic infrastructure investment plan. We note that most of the Company’s capex is in growth engines, and the Company can spread them over time if necessary, but we believe they are material for maintaining Partner's position as one of the four leading communications companies in Israel. In our base case scenario, we do not assume any dividend distribution in 2022.

Table 1.
Partner Communications Co. Ltd. -- Financial Summary (Mil. NIS)
Industry Sector: Diversified Telecom
	2021	2020	2019	2018	2017
Revenue	3,363.0	3,189.0	3,234.0	3,259.0	3,268.0
EBITDA	795.0	679.0	732.0	744.0	927.5
Funds from operations (FFO)	712.0	611.0	674.0	640.7	699.6
Interest expense	69.0	73.0	77.0	81.3	206.9
Cash interest paid	66.0	67.0	57.0	101.3	198.9
Cash flow from operations	613.0	609.0	686.0	573.7	995.6
Capital expenditure	573.0	458.0	534.0	411.0	376.0
Free operating cash flow (FOCF)	40.0	151.0	152.0	162.7	619.6
Discretionary cash flow (DCF)	40.0	151.0	150.0	62.7	619.6
Cash and short-term investments	652.0	787.0	851.0	416.0	1,017.0
Gross available cash	652.0	787.0	851.0	416.0	1,017.0
Debt	2,004.3	1,845.3	1,951.6	1,680.0	1,755.2

7	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

	2021	2020	2019	2018	2017
Equity	1,859.0	1,723.0	1,417.0	1,406.0	1,434.0
Adjusted ratios
EBITDA margin (%)	23.6	21.3	22.6	22.8	28.4
Return on capital (%)	4.6	2.4	(1.0)	1.1	6.3
EBITDA interest coverage (x)	11.5	9.3	9.5	9.2	4.5
FFO cash interest coverage (x)	11.8	10.1	12.8	7.3	4.5
Debt/EBITDA (x)	2.5	2.7	2.7	2.3	1.9
FFO/debt (%)	35.5	33.1	34.5	38.1	39.9
Cash flow from operations/debt (%)	30.6	33.0	35.2	34.2	56.7
FOCF/debt (%)	2.0	8.2	7.8	9.7	35.3
DCF/debt (%)	2.0	8.2	7.7	3.7	35.3

Liquidity

We assess Partner’s liquidity as strong. We expect the ratio between the Company's sources and uses to exceed 1.5x in the 12 months starting April 1, 2021. This assessment is based on the current cash balance and on the Company’s cash generation capability. We believe the Company has good access to various funding sources in the local capital market.

Following are the Company’s main sources and uses for the 12 months starting April 1, 2022:

Principal Liquidity Sources	Principal Liquidity Uses
• About NIS 942 million in cash and cash equivalents. • Cash FFO (funds from operations) of about NIS 700 million - NIS 780 million.	• Ongoing maturities of long term loans and bonds of about NIS 260 million. • Capital expenditure of about NIS 700 million - NIS 730 million. • Working capital needs of about NIS 60 million.

Debt Maturities
Year	2022	2023	2024	2025	2026 onwards
Maturities (Mil. NIS)	265	236	224	155	789

Covenant Analysis

The Company has several covenants vis-a-vis banks and bond holders. We understand that, as of March 31, 2022, the Company had sufficient headroom on its financial covenants. We expect the Company to maintain sufficient headroom on all covenants in the near future.

8	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Modifiers

Diversification/portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management and governance: Neutral

Comparable ratings analysis: Neutral

Environmental, Social, And Governance

ESG Credit Indicators

ESG Credit Indicator	E-2	S-2	G-2
ESG factor	Not relevant	Not relevant	Not relevant

ESG credit indicators provide additional disclosure and transparency at the issuer level, and reflect our assessment of the impact of environmental, social and corporate governance factors on our credit rating analysis. ESG indicators are not a credit rating, a sustainability rating or an ESG Evaluation.

The factors’ effect is expressed on a scale of 1 to 5, where 1 = positive effect, 2 = neutral, 3 = moderately negative effect, 4 = negative effect, and 5 = very negative effect. For additional information see ESG Credit Indicator Definitions And Application, published on October 13, 2021.

ESG factors have an overall neutral influence on our credit analysis of Partner Communication Company Ltd.

Recovery Analysis

Key analytical factors
•
We are affirming our ‘ilA+’ rating, identical to the issuer rating, on Partner’s unsecured bond series (Series F, G, H). The recovery rating for these series is ‘3', reflecting our assessment that in the hypothetical default scenario, the recovery rate would be 50%-70%.

•
Our recovery prospect assessment is constrained to the 50%-70% range despite the simplified waterfall, due to our assessment that on the path to default the Company will exchange unsecured debt for secured or senior debt.

Simulated default assumptions
•	Simulated year of default: 2027
•
A recession in the Israeli economy will lead to a decrease in consumption, to a decrease in revenues in some traditional segments and to increased competition in most segments, adversely affecting the Company's cash flows and liquidity, such that it is unable to meet its debt service payments.

•	As one of the Israeli communication market leaders, the Company will continue operating as a going concern, and undergo reorganization.

9	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Simplified Waterfall
•	EBITDA at emergence: about NIS 235 million
•	Industry EBITDA multiple: 6.0x
•	Gross enterprise value as going concern: about NIS 1,410 million
•	Administrative costs: 5%
•	Net value available to unsecured creditors: about NIS 1,340 million
•	Total unsecured debt: about NIS 907 million
•	Recovery expectations for unsecured debt: 50%-70%
•	Recovery rating for unsecured debt (1 to 6): 3 (constrained as mentioned above)
•	All debt amounts include six months' prepetition interest.

Mapping Recovery Percentages To Recovery Ratings
Recovery expectations (%)	Description	Recovery rating	Notching above/below issuer rating
100%	Full recovery	1+	+3 notches
90%-100%	Very high recovery	1	+2 notches
70%-90%	Substantial recovery	2	+1 notch
50%-70%	Meaningful recovery	3	0 notches
30%-50%	Average recovery	4	0 notches
10%-30%	Modest recovery	5	-1 notch
0%-10%	Negligible recovery	6	-2 notches

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the financial statements which we use to calculate financial ratios. The main adjustments we made to Partner Communications Company Ltd. data for 2021 are as follows:

•	Deducting available cash and cash equivalents, as we define them, from reported financial debt.
•	Capitalization of customer acquisition costs and their reduction from EBITDA, operating cash flow and capital expenditure.
•	Adding guarantees to financial debt.

10	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Table 3.
Partner Communications Co. Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. NIS) for the Fiscal Year Ended Dec 31, 2021
	Debt	EBITDA	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations	Capital expenditure
Reported Amounts	1,676.0	907.0	68.0	795.0	774.0	672.0
S&P Global Ratings adjustments
Cash taxes paid	--	--	--	(17.0)	--	--
Cash interest paid	--	--	--	(66.0)	--	--
Trade receivables securitizations	--	--	--	--	1.0	--
Reported lease liabilities	720.0	--	--	--	--	--
Postretirement benefit obligations/deferred compensation	21.0	--	1.0	--	--	--
Accessible cash and liquid investments	(502.0)	--	--	--	--	--
Capitalized development costs	--	(99.0)	--	--	(99.0)	(99.0)
Share-based compensation expense	--	15.0	--	--	--	--
Asset-retirement obligations	16.9	--	--	--	--	--
Nonoperating income (expense)	--	--	--	--	--	--
Reclassification of interest and dividend cash flows	--	--	--	--	(63.0)	--
Debt: Guarantees	57.0	--	--	--	--	--
Debt: Litigation	15.4	--	--	--	--	--
EBITDA: Other	--	(28.0)	--	--	--	--
Total adjustments	328.3	(112.0)	1.0	(83.0)	(161.0)	(99.0)
S&P Global Ratings adjusted amounts

	Debt	EBITDA	Interest expense	Funds from operations	Cash flow from operations	Capital expenditure
Adjusted	2,004.3	795.0	69.0	712.0	613.0	573.0

Related Criteria And Research
•	Principles Of Credit Ratings, February 16, 2011
•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012
•	Methodology: Industry Risk, November 19, 2013
•	Country Risk Assessment Methodology And Assumptions, November 19, 2013
•	Corporate Methodology, November 19, 2013
•	Key Credit Factors For The Telecommunications And Cable Industry, June 23, 2014
•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014
•	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016
•	Methodology For National And Regional Scale Credit Ratings, June 25, 2018
•	Corporate Methodology: Ratios And Adjustments, April 1, 2019
•	Group Rating Methodology, July 1, 2019
•	Environmental, Social, And Governance Principles In Credit Ratings, October 10, 2021
•	S&P Global Ratings Definitions, November 10, 2021

11	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

Ratings List

Partner Communications Company Ltd.	Rating	Date when the rating was first published	Last date when the rating was updated
Issuer rating(s)
Long term	ilA+/Stable	01/08/2003	11/08/2021

Issue rating(s)
Senior Unsecured Debt
Series F	ilA+	02/07/2017	11/08/2021
Series G	ilA+	09/12/2018	11/08/2021
Series H	ilA+	29/11/2021	29/11/2021

Issuer Credit Rating history
Long term
August 10, 2020	ilA+/Stable
August 05, 2019	ilA+/Negative
July 29, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
May 24 ,2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
May 20 ,2007	ilAA-/Stable
August 03, 2004	ilA
July 28, 2004	ilAA-
February 16, 2004	ilA+

Additional details
Time of the event	07/08/2022 15:31
Time when the event was learned of	07/08/2022 15:31
Rating requested by	Issuer

12	August 7, 2022	www.maalot.co.il

Partner Communications Company Ltd.

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13	August 7, 2022	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: August 7, 2022